UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Pacholder High Yield Fund, Inc.
(Name of Issuer)

Auction Rate Cumulative Preferred Shares
(Title of Class of Securities)

693742207
(CUSIP Number)

Marc Collins RiverNorth Capital Management, LLC 325 N. LaSalle St., Suite 645 Chicago, Illinois 60654-7030 (312) 445-2251
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 13, 2016
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	693742207
1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
RiverNorth Capital Management, LLC I.R.S. Identification No.: 27-1560688

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
—

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
—

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IA

CUSIP No.	693742207
1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
RiverNorth Capital Partners, L.P. I.R.S. Identification No.: 20-8247249

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
—

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
—

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP No.	693742207
1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
RiverNorth Institutional Partners, L.P. I.R.S. Identification No.: 27-1087172

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
—

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
—

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

Item 1.  Security and Issuer.

This Amendment No. 1 to the Statement on Schedule 13D filed on February 20, 2015 (the “Original Schedule 13D”), relates to shares of Auction Rate Cumulative Preferred Stock, Series W, having a liquidation value of $25,000 per share plus accumulated and unpaid dividends (the “ARPS”) of Pacholder High Yield Fund, Inc. (the “Issuer”).  The Issuer’s principal executive offices are located at 270 Park Avenue, New York, NY 10017.
Unless otherwise defined herein, all capitalized terms used herein shall have the meanings given to them in the Original Schedule 13D.  Except as amended or supplemented below, the information set forth in the Original Schedule 13D remains unchanged.

Item 4.  Purpose of Transaction.

Item 4 is hereby supplemented by the addition of the following disclosure:
Pursuant to the Issuer’s tender offer for up to 100% of its outstanding ARPS, on April 13, 2016, the Issuer accepted for purchase all tendered ARPS at a price equal to 95.5% of liquidation preference of $25,000 (or $23,875 per share), plus all accrued and unpaid dividends, which included all ARPS that had been tendered by the Reporting Persons.  Accordingly, this Amendment is a close out filing.

Item 5.  Interest in Securities of the Issuer.

Items 5(a), 5(b) and 5(c) are hereby supplemented to read as follows:
(a)-(b) The responses of the Reporting Persons to Rows (7) through (11) of the cover pages of this Statement are incorporated herein by reference.
(c) The following transactions in the ARPS were effected by the Reporting Persons during the past sixty days:
Date	Nature of Transaction	No. of Shares	Price
4/13/2016	Disposed	985	95.5% of par

Item 7.  Material to Be Filed as Exhibits.

Exhibit  Description
99.1    Joint Filing Agreement, dated as of February 17, 2015, by and among the Reporting Persons (incorporated by reference to the Joint Filing Agreement filed as
     Exhibit 99.1 to the Original Schedule 13D).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 4, 2016

RiverNorth Capital Management, LLC

By:	/s/Marcus Collins
Name: Marcus Collins
Title: General Counsel and Chief Compliance Officer
RiverNorth Capital Partners, L.P. By: RiverNorth Capital Management, LLC, General Partner

By:	/s/Marcus Collins
Name: Marcus Collins
Title: General Counsel and Chief Compliance Officer
RiverNorth Institutional Partners, L.P. By: RiverNorth Capital Management, LLC, General Partner

By:	/s/Marcus Collins
Name: Marcus Collins
Title: General Counsel and Chief Compliance Officer